06007180

COMMISSION
Washington D.C. 20549

BB 4/6 *

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 3 1 2006 BRANCH OF REGISTRATIONS 08 EXAMINATIONS

| SEC FILE NUMBER |
|---|
| 8- 66223 |

AB 4/6

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PALLADIUM CAPITAL ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 West 45th Street, 4th Floor
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilan Weinberg (646) 485-7298
(Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED JUN 1 9 2006 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

| 1185 Avenue of the Americas | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

# OATH OR AFFIRMATION

I, Ilan Weinberg swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palladium Capital Advisors, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO, Principal

Title

Notary Public

JOYCE O'NEILL
Notary Public, State of New York
No. 4608312
Qualified in Nassau County
Commission Expires 7|31|09

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

# PALLADIUM CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONTENTS
December 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

## INDEPENDENT AUDITOR'S REPORT

To the Members of
Palladium Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Palladium Capital Advisors, LLC (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Palladium Capital Advisors, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

**GOLDSTEIN GOLUB KESSLER LLP**

March 16, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

# PALLADIUM CAPITAL ADVISORS, LLC AND SUBSIDIARY

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2005**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 44,675 |
| **LIABILITIES AND MEMBERS' DEFICIT** | |
| Liabilities: | |
| Accrued expenses and other liabilities | $ 19,542 |
| Subordinated borrowings | 80,000 |
| **Total liabilities** | 99,542 |
| Commitments and Contingencies | |
| Members' Deficit | (54,867) |
| **Total Liabilities and Members' Deficit** | $ 44,675 |

See Notes to Statement of Financial Condition

**1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Palladium Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company commenced operations on April 28, 2004.

The Company is the sole member of Palladium Capital Advisors Corp. (the "Subsidiary"). The Subsidiary is consolidated for regulatory and financial statement purposes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant credit risk.

No provision is made in the accompanying financial statement for federal and state income taxes since such liabilities are the responsibility of the individual Members.

**2. SUBORDINATED LOANS PAYABLE AND RELATED PARTY TRANSACTIONS:**

Liabilities subordinated to the claims of general creditors have been approved by the NASD for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans bear interest at rates ranging from 2% to LIBOR plus 2% and are due in full at April 28, 2007. One of these loans for the amount of $50,000 is from a trust whose trustee is also a Member of the Company.

**3. NET CAPITAL REQUIREMENTS:**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $25,133, which was $20,133 in excess of the minimum net capital requirement.

**PALLADIUM CAPITAL ADVISORS, LLC**

**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL**

**DECEMBER 31, 2005**

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL**

To the Managing Members
Palladium Capital Advisors, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Palladium Capital Advisors, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Palladium Capital Advisors, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

**GOLDSTEIN GOLUB KESSLER LLP**

March 16, 2006